# VENECREDIT SECURITIES, INC.

Member SIPC / FINRA

February 26, 2016

Mr. Eric Bustillo, Regional Director
Securities and Exchange Commission
Registrations Branch
801 Brickell Avenue, Ste. 1800
Miami, Florida 33131

Reference: Annual Audit Fiscal Year 2015
Venecredit Credit Securities, Inc. (SEC 8-53425 / CRD 114419)

Dear Mr. Bustillo,

Please see attached the firm's Independent Auditor Report, per U.S. Securities and Exchange Act Rule 17a-5 which are being provided to the Commission no more than 60 calendar days following the firm's fiscal year end December 31, 2015.

Also please note, you will find immediately inside the Independent Auditor's Report front cover a notarized Form X-17A-5 Part III Oath of Affirmation where the documents included in the firm's Annual Audit Report are listed.

If more information is needed please let us know.

Thank you for your kindest attention,

George F. Valle

George F. Valle
CCO/FINOP

Cc. Alvaro Frias, Managing Director
Carolina Sarmiento, Controller

1111 Brickell Avenue, Suite 1575
Miami, Florida 33131
Tel. 305 372 2446 Fax 305 358 1353
www.venecreditsecurities.com